Exhibit 99.1

Scorpio Tankers Inc. Announces a Commitment for a New $172 Million Credit Facility for its Eight MR Product Tankers under Construction
MONACO--(Marketwired - January 19, 2017) - Scorpio Tankers Inc. (NYSE: STNG) (the "Company") announced today that the Company has received commitments for a loan facility of up to $172 million from a group of financial institutions including Macquarie Bank Limited (London Branch), DekaBank Deutsche Girozentrale (“DekaBank”), The Export-Import Bank of Korea (“KEXIM”) and Garanti-Instituttet for Eksportkreditt (“GIEK”).  The loan facility, which is composed of multiple tranches, will be used to finance up to 60% of the market value of eight MR product tankers under construction at Hyundai Mipo Dockyard Co., Ltd. which are scheduled for delivery in 2017 and 2018. The maturity date of each tranche is between six and 12 years from each drawdown date, and the facility bears interest at LIBOR plus a blended margin of 2.02% per annum. The terms and conditions, including financial covenants, are similar to those set forth in the Company’s existing credit facilities. The loan facility is subject to customary conditions precedent and the execution of definitive documentation.

About Scorpio Tankers Inc.

Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns 77 product tankers (21 LR2, 14 Handymax, and 42 MR tankers) with an average age of 2.2 years and time charters-in 16 product tankers (two LR2, one LR1, eight MR and five Handymax tankers). The Company has contracted for 10 newbuilding product tankers (eight MR and two LR2 tankers). The two LR2s are expected to be delivered in the first quarter of 2017 and the eight MRs are expected to be delivered throughout 2017 and the first quarter of 2018. Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contact Information
Scorpio Tankers Inc.
212-542-1616